Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
EARNINGS:
Loss before income taxes	$(14,518)	$(50,519)	$(24,127)	$(22,235)	$(15,034)	$(27,015)
Plus fixed charges and preference dividends	92	440	507	575	682	829

Total earnings	$(14,426)	$(50,079)	$(23,620)	$(21,660)	$(14,352)	$(26,186)

COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense & amortization of debt issuance costs	0	0	0	6	38	118
Estimated interest component of rent	92	440	507	569	644	711

Total combined fixed charges and preference dividends	92	440	507	575	682	829
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	N/A	N/A	N/A	N/A	N/A	N/A

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of debt issuance costs) and that portion of rental expense deemed representative of interest. Earnings were insufficient to cover combined fixed charges and preference dividends by $14,518 for the three months ended March 31, 2015 and by $50,519, $24,127, $22,235, $15,034 and $27,015 for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.